EXHIBIT 99.1

GLG Life Tech Corporation Unveils 36 Beverage & Food Products & Cost Effective One Brand Marketing & Sales Strategy at Beijing National Conference

VANCOUVER, British Columbia, Aug. 31, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, introduced 34 AN0C beverages and two tabletop products during the National Conference it held jointly with the Chinese Government in Beijing on August 29, 2011. Members of the Chinese National Olympic Swim team were also on hand for the official signing of the two-year exclusive tea sponsorship agreement with AN0C company officials.

The National Conference celebrated the success of Xiaogang's economic progress and AN0C's major role in its development. Many leading national health experts and representatives of China's health associations were in attendance in support of contributions from GLG and AN0C towards improving consumer diets, helping combat obesity and diabetes, and promoting overall health and wellness. One of the keynote speakers, Professor Hong Zhaoguang, who has over 200 million followers of his books and TV show and is a director of GLG, spoke on the importance of diet to maintain and improve one's health.

All participants of the conference were given the opportunity to sample AN0C products across six main beverage categories and two functional beverage categories, as well as two tabletop products. There is an additional five beverage SKUs that are now planned for launch in 2011, with 34 SKUs available at the conference. Including the two tabletop products, zero-calorie and low-calorie sweeteners, AN0C expects to launch a total of 39 SKUs by the end of 2011. The additional five SKUs are: Chrysanthemum Tea, Almond Protein Drink, an additional anti-aging beverage, and two new health drinks. The first shipments of the carbonated soft drinks are expected in the second half of September and production is currently underway. AN0C has been able to leverage both its existing distribution network as well as new distributors who were recently signed on who have expertise in the placement of vitamin waters and carbonated soft drinks to quickly ramp-up the placement of its vitamin enhanced waters and carbonated soft drinks. The other upcoming beverages are all on schedule, with Juice milks, Children's drinks and the Herbal tea production to commence within the next few weeks. The anti-aging and de-toxification functional drinks were also available for tasting at this event. This widespread launch across six major beverage categories and two functional drinks categories is the realization of AN0C's product development strategy to provide the most extensive line of zero calorie naturally sweetened beverages in China. GLG and AN0C is the first company to have such an extensive line of zero-calorie stevia sweetened products distributed nationally in China and the world.

AN0C has increased the number of its distributors from 400 in July to over 600 partners, with some new distributors brought in for their specialization with vitamin enhanced waters. This growth has resulted in an expansion in the distribution reach of AN0C's products to over 100,000 stores, ahead of the original schedule.    AN0C has also expanded its regional infrastructure to major offices established in 68 core cities.

Katzu Cheng, President of AN0CTM stated, "We are pleased to announce that we will leverage our existing distribution channels to get our new beverages to the market even faster than our previous products. Our distribution partners continue to be an important part of AN0C's business model, as key distributors have already been trained and will be ready to take orders for the new AN0C products." Mr. Cheng pointed out, "According to a recent consumer survey on the AN0C brand, we learned that over 11% of respondents recognized the AN0C brand when placed alongside other leading brands. In this same survey, participants identified that TV ads, online advertising and point-of-sale materials were the top three media vehicles from which they learned about the brand, and when asked which key messaging they remembered most about the AN0C brand, they identified 'zero-calorie' and 'non-fattening'. When given the choice to buy one brand of tea, 11% choose AN0C. Based on these consumer responses to our brand in such a short period since launching, I am confident we will continue to build brand equity and solidify our position as the #1 all-natural zero-calorie beverage and food brand in China."

As part of the conference, Katzu Cheng, on behalf of AN0C, signed the official sponsorship agreement with the China Swim Association for exclusive tea sponsorship of the National Olympic Swim team. World record-holder and gold-medalist Sun Yang and two other swim team members were in attendance for the signing ceremony and the premier of the new AN0C TV commercial which featured the swim team. A limited edition ready-to-drink tea packaging features three gold-medalists from the swim team. Mr. Shang Xiutang, the representative signing on behalf of the China Swim Association, pointed out, "Only the highest quality products and companies are approved as sponsors of national teams. Members of the national swim team have very strict dietary requirements and standards, and the AN0C teas meet these requirements with its all-natural and zero-calorie characteristics. The spirit and growth philosophy of GLG and AN0C is a perfect match to the Swim Team's continuous strives for breakthroughs and to win honours for the country."

The event was well-attended, with key government officials from Fengyang County, Chuzhou City, and Xiaogang Village, as well as many domestic media providing national coverage. A summary of news articles and TV news clip coverage of the conference will be posted soon on the AN0C section of GLG's website: http://www.glglifetech.com/AN0C/AN0C-in-the-News/.

As the main speaker at the conference, Dr. Luke Zhang, Chairman and CEO of both GLG and AN0C, reiterated his mission to bring prosperity to Xiaogang and build a successful model for rural economic development that can be brought forward to the entire nation. Creating a value-added industry around stevia, from planting seeds, harvesting leaves, and processing leaves to produce and sell stevia extracts, to formulating, producing and selling end-consumer products, GLG and AN0C has improved the living standards of farmers and villagers, as well as contributed healthy alternatives to Chinese consumers looking to reduce obesity and diabetes. Prosperity to Xiaogang will bring prosperity to China.  Dr. Zhang introduced the 36 SKU's of AN0C's products at the conference which covers all six major beverage categories in China plus two functional categories. A key message Dr. Zhang delivered was that AN0C's marketing and sales strategy is very cost effective compared to the strategies typically followed by Beverage companies in China. AN0C's 36 SKU's are all being marketed under one AN0C brand rather than individual SKU marketing and sales as other companies have done in the past. Another main theme of Dr. Zhang's speech focused on the ability of stevia to improve the health of Chinese consumers who now have the choice of all-natural zero-calorie alternatives to sugar. China will be at the leading edge of stevia and zero-calorie consumer products, and the world will follow. As low carbon-emission is good for the environment, low calorie is good for health. China's National Swim Team is the perfect partner for AN0C to help promote healthier diets. Healthier diets will contribute to a healthier body, which is the first step towards winning championships.

Dr. Luke Zhang stated, "This event was a very important milestone for GLG, AN0C, the people of Xiaogang, and the Chinese people. The health and welfare of China are key priorities set out in the recent five year plan and important to the development of China's rural economy. AN0C is proud to be supporting both of these priorities through launch of its all natural zero calorie products to the China market place in 2011. The AN0C Management Team worked extremely hard to develop and launch 36 products at this event. We now have the most extensive beverage product line available in the world that demonstrates how to formulate with stevia and produce a great tasting all-natural zero-calorie beverage. We are able to support these 36 SKU's all under one AN0C brand which makes our sales and marketing approach very cost effective compared with supporting different brands for different beverage categories as other companies typically have done in China. Our next step is to launch our major sales campaign to drive the development of sales across the six major beverage categories plus two functional product categories. We have recently recruited over 200 additional distributors that specialize in the new product lines which we believe will be effective in developing our AN0C beverage sales. "

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext 104
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         Email: ir@glglifetech.com